UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

(Amendment No. 21)*

	Under the Securities Exchange Act of 1934


	CSP Inc.
	(Name of Issuer)

Common Stock (par value $0.01 per share)
	(Title of Class of Securities)

	126389105
	(CUSIP Number)

	Melissa Dehn
	2219 Buchanan Road, Suite 7
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	March 6, 2007
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 126389105	SCHEDULE 13D	Page 2 of 6



 1   Names of Reporting Persons
     Eliot Rose Asset Management, LLC
     IRS Identification No. of Above Persons (entities only)
     04-3649045

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     Rhode Island

     NUMBER OF         7   Sole Voting Power           -0-
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      728,447
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             728,447

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   19.5%

14   Type of Reporting Person
                   OO, IA



CUSIP No. 126389105	SCHEDULE 13D	Page 3 of 6



 1   Name of Reporting Person		Gary S. Siperstein
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           -0-
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      728,447
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             728,447

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   19.5

14   Type of Reporting Person
                   IN



CUSIP No. 126389105	SCHEDULE 13D	Page 4 of 6


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of CSP Inc. (the
"Issuer").  The principal executive office of the Issuer is 43
Manning Road, Billerica, Massachusetts 01821-3901.

Item 2.   Identity and Background

This Schedule is filed on behalf of Eliot Rose Asset Management,
LLC and Gary S. Siperstein.

Eliot Rose Asset Management, LLC is an investment advisor registered as such with the SEC and in various states. Eliot Rose Asset Management, LLC's managing member and majority owner is Gary S. Siperstein. The business address of Eliot Rose Asset Management, LLC and Gary S. Siperstein is 10 Weybosset Street, Suite 401, Providence, RI 02903.

Neither Eliot Rose Asset Management, LLC, or Gary S. Siperstein have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Eliot Rose Asset Management, LLC or Gary S. Siperstein, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, and Gary S. Siperstein is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of various accounts managed by Eliot Rose.

Item 4.   Purpose of Transaction.

The acquisition of Common Stock was made solely for investment purposes. Depending upon market conditions and other factors, Eliot Rose Asset Management, LLC may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.



CUSIP No. 126389105        SCHEDULE 13D             Page 5 of 6


Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of pages two (2) and three (3) of this Schedule, which Items are incorporated by reference herein.

(c) Eliot Rose Asset Management, LLC effected the following transactions through a registered broker dealer in the last sixty days, or since the last filing:

          Transaction    Date      Amount of Securities    Price
          buy              12/14/2006          1,500                    $8.21
          buy               1/10/2007          2,500                    $8.71
          sell              1/12/2007          3,500                    $8.02
          sell              1/16/2007          1,000                    $8.16
          sell              1/22/2007          7,500                    $8.02
          sell              1/25/2007          2,200                    $8.07
          Deliver Out       2/12/2007          1,500
          BUY               2/14/2007         13,000                    $9.04
          buy               2/22/2007          2,057                    $9.08
          buy               2/23/2007         13,200                    $9.32
          buy                3/5/2007          1,500                    $9.04
          buy                3/6/2007         30,090                    $8.98

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.



CUSIP No. 126389105        SCHEDULE 13D             Page 6 of 6



Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 11, 2007



Eliot Rose Asset Management, LLC


/s/ Gary S. Siperstein
______________________________
Gary S. Siperstein
Managing Member



Gary S. Siperstein


/s/ Gary S. Siperstein
______________________________
Gary S. Siperstein